UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150
Ottawa, Ontario
Canada K1S 1V7
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Quarterly Business Review by Management for the
Quarter Ended December 31, 2009

TABLE OF CONTENTS

Item 1.	Selected Financial Data	3
Item 2.	Quarterly Business Review	8
Item 3.	Quantitative and Qualitative Disclosures About Market Risks	16
Signatures		18

ITEM 1 – SELECTED FINANCIAL DATA

ZIM Corporation
Condensed Consolidated Statements of Operations
(Expressed in US dollars)
(Unaudited)

	Three months ended December 31, 2009	Three months ended December 31, 2008	Nine months ended December 31, 2009	Nine months ended December 31, 2008 (restated)
	$	$	$	$
Revenue
Mobile	94,821	80,949	249,698	286,747
Software	323,247	418,253	885,666	1,195,828
Total revenue	418,068	499,202	1,135,364	1,482,575

Operating expenses
Cost of revenue	47,763	54,742	139,647	193,230
Selling, general and administrative	227,092	215,957	775,296	990,478
Research and development	117,350	94,041	346,104	344,592
Total operating expenses	392,205	364,740	1,261,047	1,528,300

Income (loss) from operations	25,863	134,462	(125,683)	(45,725)
Other income (expense):
Gain on sale of property and equipment	-	-	43	-
Other income	-	-	171,400	-
Interest income (expense), net	8,342	(1,084)	20,324	(632)
Total other income (expense)	8,342	(1,084)	191,767	(632)
Net income (loss) before income taxes	34,205	133,378	66,084	(46,357)
Income tax benefit	66,962	70,242	123,497	149,311
Net income	101,167	203,620	189,581	102,954

Basic and fully diluted income per share	0.001	0.002	0.002	0.001
Weighted average number of shares outstanding	115,460,867	95,460,867	112,438,036	95,460,867

ZIM Corporation
Condensed Consolidated Statements of Cash Flows
(Expressed in US dollars)
(Unaudited)

	Nine months ended December 31, 2009	Nine months ended December 31, 2008 (restated)
	$	$
OPERATING ACTIVITIES
Net income	189,581	102,954
Items not involving cash:
Depreciation of property and equipment	37,334	43,177
Stock-based compensation	49,974	20,509
Gain on sale of assets	(43)	-
Write off of accounts receivable	-	41,088
Write off of accounts payable	-	(16,383)
Changes in operating working capital
Decrease (increase in accounts receivable)	(6,552)	24,400
Decrease (increase) in investment tax credits receivable	84,786	307,437
Decrease in prepaid expenses	18,291	36,495
Increase (decrease) in accounts payable	1,454	(4,451)
Decrease in accrued liabilities	(92)	(97,705)
Decrease in deferred revenue	(16,564)	(18,291)
Decrease in deferred rent	(8,313)	(17,628)
Cash flows provided by operating activities	349,856	421,602

INVESTING ACTIVITIES
Purchase of property and equipment	(11,439)	-
Proceeds from sale of property and equipment	43	-
Purchase of equity investment	(95,147)	-
Cash flows used in investing activities	(106,543)	-

FINANCING ACTIVITIES	-	-
Cash flows provided by financing activities	-	-

Effect of changes in exchange rates on cash	220,232	(92,639)

Increase in cash	463,545	328,963
Cash, beginning of period	640,214	299,943
Cash, end of period	1,103,759	628,906

ZIM Corporation
Condensed Consolidated Balance Sheets
(Expressed in US dollars, except for share data)

	December 31,	March 31,
	2009	2009
	(Unaudited)
ASSETS	$	$
Current assets
Cash and cash equivalents	1,103,759	640,214
Accounts receivable, net	163,366	156,814
Investment tax credits receivable	135,289	220,075
Prepaid expenses	26,418	44,709
	1,428,832	1,061,812

Equity investments	95,147	-
Property and equipment, net	75,200	95,119
	1,599,179	1,156,931
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	18,786	17,332
Accrued liabilities	46,674	46,766
Deferred revenue	275,294	291,858
	340,754	355,956
Deferred rent	15,472	23,785

Shareholders' equity:
Preferred shares, no par value, non-cumulative
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at December 31, 2009 and March 31, 2009.	-	-
Special shares, no par value, non-voting,
Unlimited authorized shares; issued and outstanding NIL shares at December 31, 2009 and March 31, 2009.	-	-
Common shares, no par value, voting,
Unlimited authorized shares; 115,460,867 shares issued and outstanding as at December 31, 2009 and 105,460,867 as at March 31, 2009.	19,131,789	19,131,789
Additional paid-in capital	2,695,559	2,645,585
Accumulated deficit	(21,045,514)	(21,235,095)
Accumulated other comprehensive income	461,119	234,911
	1,242,953	777,190
	1,599,179	1,156,931

1 - BASIS OF PRESENTATION

The accompanying unaudited selected financial data of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of March 31, 2009 has been derived from our audited consolidated financial statements for the year ended March 31, 2009. These selected financial data should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These data have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2009 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three and nine month periods ended December 31, 2009 are not necessarily indicative of the results to be expected for the full year.

2 - RESTATEMENT

As reported in our annual report for the year ended March 31, 2009, reported on form 20-F, prior to March 31, 2006, the Company incorrectly accrued professional fees of $67,216. In its annual report filed on form 20-F the Company has corrected the error by adjusting the accumulated deficit balance as of March 31, 2006 and has also restated its balance sheet as at March 31, 2008 in an amount of $67,216. The table below presents the impact of this restatement:

	As reported	Adjustment	As restated
As at March 31, 2007	$	$	$
Accumulated deficit	(21,538,360)	67,216	(21,471,144)

As at March 31, 2008
Accrued liabilities	204,372	(67,216)	137,156
Accumulated deficit	(21,455,824)	67,216	(21,388,608)

The company’s quarterly report for the nine month period ended December 31, 2008, submitted on Form 6-K was not restated. The results for the nine month period ended December 31, 2008 reported in this Form 6-K have been adjusted to reflect the above restatement. The table below presents the impact of this restatement:

	As reported	Adjustment	As restated
For the nine month period ended December 31, 2008	$	$	$
Selling, general and administration	923,262	67,216	990,478
Net income	170,170	(67,216)	102,954

3 – EQUITY INVESTMENT

On October 21st, 2009 ZIM Corporation made an equity investment in Seregon Solutions Inc.

Seregon’s Mobile Application Platform (MAP) is a rapid application development environment for mobile business applications that dramatically reduces the time, cost and risk of application creation, deployment, maintenance and administration. Seregon-powered applications run on a variety of  Smartphones and synchronize with all backend systems and databases. Seregon MAP has been adopted by Independent Software Vendors (ISVs) for the development of mobile business applications for Public Safety, Enterprise Resource Planning, Transportation, Computer Aided Facilities Management and other market sectors. For more information on Seregon and its MAP product visit: www.seregon.com ..

The equity interest in Seregon by ZIM is less than 10% and ZIM has no significant influence, as defined in ASC 323-10-15-6, over the corporate decisions of Seregon at this time. Based on these facts and the guidance provided by ASC 325-20 the investment has been accounted for using the cost method.

ITEM 2 – QUARTERLY BUSINESS REVIEW

This Form 6-K contains forward-looking statements regarding our business, financial condition, results of operations, liquidity and sufficiency of cash reserves, controls and procedures, prospects, revenue expectations, and allocation of resources that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. These risks include foreign exchange risk, credit risk, fair value risks and key personnel risk and are therefore qualified in their entirety by reference to the factors specifically addressed in the sections entitled " QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK " and “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2009, as well as those discussed elsewhere in this Form 6-K. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

The following discussion includes information from the Selected Financial Data  for the three and nine month periods ended December 31, 2009 and 2008.  These results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

EXECUTIVE SUMMARY

Revenue for the quarter ended December 31, 2009 was $418,068 a decrease from $499,202 for the same period last year.  The decrease in revenue resulted from a decrease in database software sales.

Net income for the quarter was $101,167, as compared to a net income of $203,620 for the quarter ended December 31, 2008. The decline in net income is a reflection of the decreased sales and an increase in research and development and general expenses. The cost increases are due to the weakening of the US dollar compared to the Canadian dollar. On a year to date basis net income was $189,581 as compared to a net income of $102,954 for the same period in fiscal 2009. The year to date increase in net income principally reflects the other income realized from an out of court settlement of an unrecognized claim in the amount of $171,400 and is offset by the decline in revenue.

ZIM had cash and cash equivalents of $1,103,759 at December 31, 2009 as compared to cash and cash equivalents of $640,214 at March 31, 2009.  This increase is due mainly to net income and receipt of tax credits.

BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.  Although SMS will continue to provide a minimal amount of revenue within the mobile segment of operations, with the acquisition of AIS in 2007 the Company shifted its corporate focus to include offering mobile content directly to end users.

In fiscal 2008, ZIM added the ZIM TV service and in partnership with the International Table Tennis Federation (ITTF) provided development and hosting services for IPTV to ITTF end users. However, due to low sales volumes ZIM exited this market in fiscal 2009.

In fiscal 2009 and 2010, ZIM continues to develop and sell enterprise database software to end users as well as maintain its SMS messaging and mobile content product lines.

CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Form 20-F for the fiscal year ended March 31, 2009.

RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2009 COMPARED TO THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2008

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three and nine months ended December 31, 2009 and 2008. The information for the three months and nine months ended December 31, 2009, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2009, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance. All financial information is prepared in accordance with GAAP in the United States and is stated in US dollars.

REVENUES

	Three months ended December 31, 2009	As a %	Three months ended December 31, 2008	As a %
	$		$
Mobile content	32,689	8	50,949	10
Bulk SMS	42,653	10	27,043	5
Other SMS services and products	19,479	5	2,957	1
	94,821	23	80,949	16

Software	50,311	12	166,132	33
Maintenance and consulting	272,936	65	252,121	51
	323,247	77	418,253	84

Total Revenue	418,068	100	499,202	100

	Nine months ended December 31, 2009	As a %	Nine months ended December 31, 2008	As a %
	$		$
Mobile content	106,871	9	177,987	12
Bulk SMS	101,024	9	83,342	6
Premium SMS	-	-	3,877	0
Other SMS services and products	41,803	4	11,705	1
Internet TV	-	-	9,836	1
	249,698	22	286,747	20

Software	102,297	9	413,710	28
Maintenance and consulting	783,369	69	782,118	52
	885,666	78	1,195,828	80

Total Revenue	1,135,364	100	1,482,575	100

Total revenues for the three months ended December 31, 2009 were $418,068 as compared to $499,202 for the three months ended December 31, 2008. Total revenues for the nine months ended December 31, 2009 were $1,135,364 as compared to $1,482,575 for the nine months ended December 31, 2008. These quarter over quarter and year to date decreases of $81,134 (16%) and $347,211 (23%) respectively in revenues are mainly attributable to lower than expected new software sales.

REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

MOBILE CONTENT

On April 1, 2006 we acquired AIS and its two internet portals offering mobile content.  Consumers are able to download ringtones and wallpapers directly from our internet sites to their mobile phones.  Consumers can choose to pay for the content with their credit card or through electronic billing systems. Compared to $50,949 and $177,987 for the three and nine months ended December 31, 2008 this revenue stream has decreased to $32,689 and $106,871 for the three and nine months ended December 31, 2009 as a result of continued saturation of the market.

BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list.  Success in this industry is dependant on sending large quantities of messages on stable cost effective telecommunication routes.  For the quarter ended December 31, 2009 we experienced more customers using our routes and resulted in increased revenue from $27,043 to $42,653. On a year-to-date basis revenues have increased from $83,342 for the first nine months of fiscal 2009 to $101,024 for the first nine months of fiscal 2010. In general, bulk messaging customers choose the aggregator that is offering the lowest cost route. Different aggregators are able to negotiate different price points based on the traffic they are able to guarantee to the mobile operators.  Due to the size of our competitors, and our competitors’ ability to negotiate better terms, there can be no guarantee that we will have routes that are the most cost effective in the future. We are not focusing on expanding this area of the business. As a result, we do not expect to see any further growth in our bulk messaging revenue during the remainder of fiscal 2010.

PREMIUM SMS

Our premium SMS messaging revenue decreased from $3,877 for the nine months ended December 31, 2008 to $NIL for the nine months ended December 31, 2009. For the quarters ended December 31, 2009 and 2008 the revenue was $NIL. Due to the decreasing margins and competitive nature of our premium SMS revenues, we are not focusing on this area of the business. As a result, we do not expect any further revenue from premium SMS messaging during the remainder of fiscal 2010.

OTHER SMS SERVICES AND PRODUCTS

Revenue from other SMS services and products increased from $2,957 for the quarter ended December 31, 2008, to $19,479 for the quarter ended December 31, 2009. On a year to date basis revenues have increased from $11,705 for the first nine months of fiscal 2009 to $41,803 for the first nine months of fiscal 2010. Included in other SMS services and products are offerings such as mobile marketing campaigns, and virtual mobile revenues. We continue to support our SMS services and customers.

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Total revenues relating to the ZIM IDE have decreased from $418,253 to $323,247 for the quarters ended December 31, 2008 and 2009, respectively. On a year to date basis revenues have also decreased from $1,195,828 for the first nine months of fiscal 2009 to $885,666 for the first nine months of fiscal 2010. The decrease in revenue comes from a decrease of $311,413 in the sales of new software on a year-to-date basis. The revenue from the renewal of software maintenance contracts remained stable.

We will continue to allocate the required resources to the maintenance and development of our database products while we continue to generate revenues from this product line. We remain committed to serving our existing customers.

OPERATING EXPENSES
	Three months ended December 31, 2009	Three months ended December 31, 2008	Period to period change
	$	$	$

Cost of revenue	47,763	54,742	(6,979)
Selling, general and administrative	227,092	215,957	11,135
Research and development	117,350	94,041	23,309
	392,205	364,740	27,465

	Nine months ended December 31, 2009	Nine months ended December 31, 2008 (restated)	Period to period change
	$	$	$

Cost of revenue	139,647	193,230	(53,583)
Selling, general and administrative	775,296	990,478	(215,182)
Research and development	346,104	344,592	1,152
	1,261,047	1,528,300	(267,253)

COST OF REVENUE

	Three months ended December 31, 2009	Three months ended December 31, 2008
	$	$
Mobile
Revenue	94,821	80,949
Cost of revenue	(22,139)	(29,504)
Gross margin	72,682	51,445

Gross margin percentage	77%	64%

Software
Revenue	323,247	418,253
Cost of revenue	(25,624)	(25,238)
Gross margin	297,623	393,015

Gross margin percentage	92%	94%

	Nine months ended December 31, 2009	Nine months ended December 31, 2008

Mobile
Revenue	249,698	286,747
Cost of revenue (2008 does not include the cost accrual reversal of $32,308)	(66,655)	(106,207)
Gross margin	183,043	180,540

Gross margin percentage	73%	63%

Software
Revenue	885,666	1,195,828
Cost of revenue	(72,992)	(119,331)
Gross margin	812,674	1,076,497

Gross margin percentage	92%	90%

The slight increase in gross margins in our software segment relates to the mix of software revenue. In Fiscal 2010 a larger percentage of the software revenue comes from higher margin maintenance revenue. At the same time, the margins in the mobile line of business continue to improve, from 63% to 73% relative to last year, due to a continued decrease in the cost of content acquisition.

In the quarter ended June 30, 2008 a review of outstanding accrued amounts for this segment was conducted. Based on contractual review and legal interpretation it was determined that previously recognized accrued liabilities of $32,308 were not in fact incurred and the cost accrual has been reversed. To ensure an accurate comparison this reversal has been removed from the cost of revenue table above.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarters ended December 31, 2009 and December 31, 2008 were $227,092 and $215,957, respectively. On a year to date basis expenses have decreased from $990,478 for the first nine months of fiscal 2009 to $775,296 for the first nine months of fiscal 2010. The decrease in selling, general and administrative fees relates to our continued focus on controlling costs. Cost reductions are mainly in the areas of compensation expense and audit fees due to our change to filing SEC reports as a foreign private issuer in the second quarter of 2008. The increase in the quarter over quarter expenses relate to the weakening on the US dollar related to the Canadian dollar. Expenses reflected in their base currencies saw a slight decrease on a quarter over quarter basis.

STOCK-BASED COMPENSATION

For the three months ended December 31, 2009, and December 31, 2008 the Company recognized compensation expense for employees and consultants of $14,046 and $6,391 respectively. On a year to date basis stock-based compensation has increased from $20,509 for the first nine months of fiscal 2009 to $49,974 for the first nine months of fiscal 2010. The Company does not have any non-vested awards.

On June 24, 2009, the Company issued 10,000,000 common shares to executive officers and consultants in lieu of compensation for services provided. 5,000,000 shares were issued to Dr. Michael Cowpland and 5,000,000 shares were issued to Mr. James Stechyson on approval of the Board of Directors. The share value at the time of the issue was $0.0031 and compensation expense of $31,000 was recognized.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarters ended December 31, 2009 and 2008 were $117,350 and $94,041, respectively. On a year to date basis research and development expenses have increased slightly from $344,592 for the first nine months of fiscal 2009 to $346,104 for the first nine months of fiscal 2010. This continued level of research and development investment reflects the Company’s focus on generating new technology and products to serve the enterprise database software market.

LIQUIDITY AND CAPITAL RESOURCES

The Company recorded a net income of $101,167 and $203,620 during the three months ended December 31, 2009 and the three months ended December 31, 2008, respectively. On a year to date basis our net income has increased from $102,954 for the first nine months of fiscal 2009 to net income of $189,581 for the first nine months of fiscal 2010. The turn to profitability reflects the other income realized from an out of court settlement of an unrecognized claim in the amount of $171,400 and the Company’s curtailing of selling and general administrative expenses.

At December 31, 2009, ZIM had cash and cash equivalents of $1,103,759 and working capital of $1,088,078 as compared to cash and cash equivalents of $640,214 and working capital of $705,856 at March 31, 2009. This increase in cash position principally reflects receipt of other income, receipt of tax credits related to research and development and decreased expenses, offset by a continued decline in revenues generated from ZIM’s SMS services and decreased sales in the software segment.

Cash flows for the fiscal periods were as follows:
	Nine months ended December 31, 2009	Nine months ended December 31, 2008
	$	$
Cash flows provided by operating activities	349,856	421,602
Cash flows used in investing activities	106,543	-
Cash flows provided by financing activities	-	-

At December 31, 2009, the Company had access to a line of credit for approximately $475,737 from its Chief Executive Officer and a working capital line from its principal banker for approximately $47,574, in addition to a cash and cash equivalent balance of $1,103,759.  Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

On February 8, 2010 ZIM released its new build of ZIM 8.2. Using our proven Entity-Relationship Architecture and "English-like" 4GL, ZIM 8.2 includes new technology offering improved performance and functionality that will take complex database applications to a new level. New features include; Thin Client, Advanced Dedicated Lock Manager, Online Back Up and higher scalability, supporting more concurrent users while maintaining the same level of processing. With new data, transaction and locking mechanisms built to handle even the most complex data processing.

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents of $1,103,759 are comprised of $193,660 cash and $910,099 of cash equivalents.

	December 31, 2009	March 31, 2009

Canadian dollars	340,385	195,125
US dollars	90,917	24,089
Brazilian reals	1,159,905	1,044,602
British pounds	12,805	4,425
Euros	22,614	993

Accounts receivable include the following amounts receivable in their source currency:

	December 31, 2009	March 31, 2009

Canadian dollars	16,044	31,455
US dollars	57,173	62,944
Brazilian reals	142,762	147,730
British pounds	1,569	589
Euros	4,541	2,953

Accounts payable include the following amounts payable in their source currency:

	December 31, 2009	March 31, 2009

Canadian dollars	8,846	1,798
US dollars	2,271	3,081
Brazilian reals	14,119	27,317
British pounds		166

Accrued liabilities include the following accruals in their source currency:

	December 31, 2009	March 31, 2009

Canadian dollars	21,521	35,789
US dollars	12,170	10,247
Brazilian reals	24,458	17,747

The company does not enter into any derivative financial instruments to cover foreign exchange risk.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. We attempt to minimize credit exposure by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentrations of credit risk in accounts receivable are indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

	December 31, 2009	March 31, 2009

Canada	9%	16%
North America, excluding Canada	35%	40%
South America	50%	41%
Great Britain	2%	1%
Europe, excluding Great Britain	4%	2%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits receivable, lines of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson.  The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation
Registrant

DATE	SIGNATURE
February 16, 2010	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
February 16, 2010	/s/ John Chapman John Chapman, Chief Financial Officer